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                                               Filed by Expedia, Inc.
                                               Pursuant to Rule 165 and Rule 425
                                               under the Securities Act of 1933
                                               Subject Company: Expedia, Inc.
                                               Commission File No. 000-27429

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934, including statements regarding the pending acquisition of a controlling interest in Expedia, Inc. by USA Networks, Inc. Forward-looking statements may be identified by, among other things, the words "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or comparable terms. These statements are only predictions and actual results could differ materially from those anticipated in these statements based upon a number of factors including final adjustments made in closing the quarter and those identified in the Company's filings with the SEC. We have based all of our forward-looking statements on information available to us as of December 13, 2001, and we are not obligated to update any of these forward-looking statements.

Email message from Mark Britton, Senior Vice President, General Counsel, and Secretary of Expedia, Inc. to the employees of Expedia, Inc.:

To Holders of Expedia Options:

In materials and meetings relating to the USA transaction, we notified you that you had until 12/14 (tomorrow) to exercise your options in order to give PaineWebber enough time to process your exercise. Please be advised that we are pushing back this 12/14 deadline to a new date that we hope to announce before this coming Monday.

The result is that, if you are not subject to trading window restrictions, you will have additional time to, if you so choose, exercise your options and elect to exchange the underlying shares for USA securities. If you are subject to trading window restrictions, the Q2 trading window will still close on 12/15; however, if the deadline to exchange Expedia shares for USA securities in the USA transaction falls during a period in which the Q2 window remains closed, we intend to reopen the trading window for a short period to allow you to exercise your options in anticipation of electing to exchange the underlying shares.

Thanks,

Mark


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